ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

April 27, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II

Amendment No. 1 to Form S-1

Filed on February 22, 2012 (File No. 333-178707)

Dear Ms. Barros:

We are writing to respond to your comment letter dated March 13, 2012 concerning Pre-Effective Amendment No. 1 to the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”) on February 22, 2012. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

General

1.	We await the filing of your amended Form S-1 as represented in your previous responses.

Response: We have filed Pre-Effective Amendment No. 2 to the Registration Statement along with this correspondence.

2.	We note your response to comment 2 of our letter dated March 6, 2012. Please also revise your disclosure to explain that each Fund will be added to your ISDA Master Agreement with each of these counterparties and may enter into swaps or forward contracts at the time the Fund commences investment activities.

Response: We have revised the Registration Statement to remove references to the Funds’ use of swap agreements and forward contracts. Prior to any Fund’s use of a swap agreement or forward contract, the Registrant will amend the Registration Statement to add the requested disclosures.

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The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address your comments. To assist with your review, we attach a blacklined copy of the Registration Statement marked to reflect all changes from the filing made on February 22, 2012. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang
ProShare Capital Management LLC
Vice President and Legal Counsel

cc:	Sandra B. Hunter, Esq. (SEC)